UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
DirecTech Labs, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 26, 2016

Physical address of issuer
2392 Dewey St., Santa Monica, CA, USA 90405

Website of issuer
https://www.directechlabs.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
35,766 (determined with a price of $0.699 per share)

Price (or method for determining price)
$0.594 for subscriptions received no later than August 9, 2019; $0.664 per share for subscriptions received after August 9, 2019 but not later than August 23, 2019; and $0.699 per share for subscriptions received after August 23, 2019.

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 27, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
16

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$765,278	$1,226,311
Cash & Cash Equivalents	$322,449	$1,155,066
Accounts Receivable	$270,500	$53,543
Short-term Debt	$394,914	$143,804
Long-term Debt	$1,455,000	$1,350,000
Revenues/Sales	$770,000	$169,145
Cost of Goods Sold	$76,000	$82,191
Taxes Paid	$0	$0
Net Income	$(817,143)	$(300,956)

The above reflects the consolidated financials of DirecTech Labs, Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 26, 2019

DirecTech Labs, Inc.



Up to $1,070,000 of Preferred Stock

DirecTech Labs, Inc. ("DirecTech", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 27, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by September 27, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 20, 2019 will be permitted to increase their subscription amount at any time on or before September 27, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after September 20, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 20, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.directechlabs.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.seedinvest.com/directech.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by the more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

DirecTech Labs, Inc. is a Delaware Corporation, formed on April 26, 2016.

The Company is located at 2392 Dewey St., Santa Monica, CA, USA 90405

The Company's website is https://www.directechlabs.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/directech and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$0.594 for subscriptions received no later than August 9, 2019; $0.664 per share for subscriptions received after August 9, 2019 but not later than August 23, 2019; and $0.699 per share for subscriptions received after August 23, 2019.
Minimum investment amount per investor	$1,000
Offering deadline	September 27, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 11, 14, 15, and 18-20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its direct selling sales monitoring software. The sales process involves educating customers about the Company's direct selling sales monitoring software, participating in extended direct selling sales monitoring software evaluations and configuring the direct selling sales monitoring software to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The company is raising at a $11.525MM pre-money valuation which is above average for a company at this stage in the life cycle. Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining its clients. Its clients may be able to seek price reductions from it when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house or if their financial situation has changed and they have determined they no longer need such services. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on its previous agreement with that client. This reduction in revenue could result in an adverse effect on its business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. If the Company is not successful in achieving a high rate of contract renewals on favorable terms or a client ends a contract prior to the end of the term, its business and results of operations could be adversely affected.

Our business has a concentration risk from our customers. We are a relatively new Company, and currently have very few customers. Only a few customers represent the majority of our revenues and accounts receivable. Specifically, as of December 31, 2018 and 2017, 84% and 100% of total revenues were from four and two customers, respectively. And, at December 31, 2018 and 2017, 86% and 100% of accounts receivable are due from four and two customers, respectively. Until we grow our business and expand our customer base, the loss of any customer could have significant effect on our revenues.

The Company forecasts project 100%+ growth in 1 year. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results,performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has only approximately $423,000 in cash balances as of June 30, 2019. This equates to 3-6 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any significant intellectual property, outside of a trademark for "Distro," and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's success is dependent on consumer adoption of direct selling sales monitoring software, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for direct selling sales monitoring software is still evolving, and the Company depends on the continued growth of this market. It is uncertain whether the trend of adoption of direct selling sales monitoring software that the Company has experienced in the past will continue in the future

The founder's/management team is currently being paid salaries that are above average for a company at this stage in the life cycle. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. These higher salaries limit runway, and require the Company to raise more funds.

The Company does not have an employment contract in place with their key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if a key employee were to leave DirecTech, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company's existing investors have not waived their pre-emptive rights and may plan to exercise those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if though the Company has confirmed that it has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The company has a large number of convertible notes that may convert in this or future rounds. Because of this, there is a risk that investors could be subject to additional dilution, that the Company's operations could be restricted, or that the company or investors may relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The company is currently in conversations to receive $250,000 of debt. If they are successful in obtaining this debt, it would sit higher on the capital structure than this round of investors as well as the convertible note holders in the event of a liquidation.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $1,117,465 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. During the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds to be used in operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $7,105 and $14,858, respectively, and are recorded under 'Accounts payable – related parties' on the consolidated balance sheets.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 82.25% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Problem
Large enterprise software providers like Salesforce, Adobe, Oracle, and SAP are vying for market share in the $189B subset of the gig economy known as direct selling. But their systems are cramming square pegs into round holes, attempting to use the same technology that has worked for their e-commerce and retail customers in a market that we believe needs unique solutions which maximize the unique asset direct sellers have that no other go-to-market channel has to offer: personal relationships their reps have with customers.

Solution
Our product, Distro is helping customers better understand and motivate their independent reps and customers. Using the type of AI that is already driving billions for Netflix, Facebook, Amazon, and Google, we build deep behavior profiles about a company's customers and reps. Then we use those profiles to deliver value in two ways:

We deliver behavioral insights that directly affect customer strategies, helping them create more personalized training, promotions, and communications to reps and customers that result in deeper engagement and higher LTV.
We send hyper-targeted alerts to reps around the world alerting them to their customers and teammates who need their support now. We cut our teeth on alerting (via internal company CRM, email, and text) people who Distro predicts are in the last 30 days of their lifecycle, along with some tips on how to retain the person at risk. Now we're moving into other use cases and more deeply integrating with more of our customers' sales and marketing tech.
Annual contract value has nearly doubled in the last year and customers are beginning to expand their accounts with us. Over the last year, we've launched in 74 countries and quadrupled product performance and ROI for customers. Recently a customer earned $100K in new revenue in a weekend and $1M in 75 days.

Business Plan

Product Overview

Customers begin with the core solution: "Focus Alerts" for retention. First, Distro predicts that a customer or rep is in the last 30 days of their lifecycle. Then Distro uses influencer scoring to select the rep that would be best suited to help the person at risk. It alerts that person with a personalized, interactive text message including tips on how to retain the customer. If they don't take action, Distro reminds them. If they continue to be unresponsive, Distro will escalate the alert to another rep, a corporate employee and (soon with a new module launch) to the company contact center to take action. It's all automated and results are tracked all the way to new revenue in the bank.

The second element is the Distro Dashboard: This is where we segment the reps and customers into behavioral groups and give the company insight into how to create more engaging training, promotions, communication, and other programs for both reps and customers.

Business Model

We have a SaaS model. $18K-50K+ per month for the core module. $5K-10K per month for add-ons. Customer acquisition: Reach targets via content, digital & conferences, push leads to sales.

Traction to Date

- $145K MRR (4X growth from Q3 2018)
- Six of the largest global direct and social selling companies are now customers, including Plexus Worldwide, Oriflame, Kyani, Advocare, PM International, and Modere
- Product is live in 70+ countries and 24 languages
- Now working to expand product-market fit and are now expanding current accounts and ready to grow another 4X in 12 months
- CAC has been recovered in first month MRR
- ACV: ~Doubled in last 12 months

Roadmap

2019 | WhatsApp: Integrated with WhatsApp via Twilio's API. Multiple customers are currently considering adding this module. WeChat, FB Messenger, and others over time.

2019 -2020 | Onboarding: Focus Alerts system evolves into an interactive bot. It will onboard new customers and reps. As it is caring for them to be sure they receive products, are properly using them, and are taking personalized first steps into their new gig, Distro is also gathering goals, personality, etc. This new data will allow us to:

- Alert the company or a rep if something isn't going right.
- Improv Focus Alerts with more specific context on how to communicate with the rep or customer based on their personality profile (ie. Jane is an extrovert, so let her talk and tell you all about what's going on with her).
- This data also allows us to build more accurate and actionable predictions about reps and customers, creating more add-on modules and increasing performance and customer ROI.
- Once we've established market share in direct selling, we move to other gig verticals.

2020+ | Distro evolves into the brain that powers customer and rep interactions across a variety of channels with an empathetic chatbot that interacts on SMS, FB messenger, WhatsApp, Wechat, etc. and will even work with voice.

The Company's Products and/or Services

Product / Service	Description	Current Market
Direct selling sales monitoring software	B2B AI software focused on direct selling corporations	Businesses, gig workers, micro-influencers, and social sellers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are global direct and social selling companies, including Plexus Worldwide, Oriflame, PM International, and Modere.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,573,902	Providing temporary use of on-line non-downloadable software for use by direct selling business for the collection and interpretation of sales data and the automated communication with and to their independent sales representatives	Distro	01-09-2018	10-02-2018	USA

Patents
None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $90,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or 90.250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General Expenses	13%	13%	13%
Development	11%	11%	11%
Marketing	11%	11%	11%
Team Salaries	65%	65%	65%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Michel Bayan	Founder, CEO (Aug. 2016- present)	Founder, CEO (August 2016 - present): Founder and CEO of DirecTech Labs: sales, fundraising, marketing, and product

| Jordan Zommick | Founder, CTO (Aug. 2016 - present) | Founder, CEO (August 2016 - present): Founder and CEO of DirecTech Labs: technology, product, finance, and operations |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 16 employees in the U.S. and India.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	10,000,000	YES	N/A	100%	N/A

The Company has the following debt outstanding:

The Company issued a total of thirteen convertible notes payable for cash proceeds of $1,175,000 between July 2017 and January 2018. The notes bear interest at 6% per annum and mature two years from the date of issuance. The notes are convertible into preferred or common shares of the Company upon the following:

1. Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.
3. Upon maturity, holders may elect at any time to convert the outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the maturity valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. If not convertedat maturity, the maturity date of the note extends one additional year.

The Company issued a total of three convertible notes payable for cash proceeds of $250,000 in July 2017. The notes bear interest at 5% per annum and mature two years from the date of issuance. The notes are convertible into preferred or common shares of the Company upon the following:

1. 1. Upon the Company receiving cash of no less than $250,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid in

the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.

3. Upon maturity, holders may elect at any time to convert the outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the maturity valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. The Company issued a convertible notes payable for cash proceeds of $30,000 in January 2018. The note bears interest at 5% per annum and matures two years from the date of issuance. The notes are convertible into preferred or common shares of the Company under the same provisions as the three 5% convertible notes disclosed above.

The Company recognized interest expense of $84,037 and $10,819 during the years ended December 31, 2018 and 2017, respectively.

The Company has evaluated subsequent events through July 17, 2019, the date these financial statements were available to be issued.

In June 2019, the Company issued convertible promissory notes for cash proceeds of $350,000. The convertible notes bear interest at 6% per annum and mature two years from the issuance date. The notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $700,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 85% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.

In June 2019, the Company amended all outstanding convertible promissory notes to extend the maturity date to June 30, 2020. Additionally, the amendment lowered the definition of Qualified Financing to the Company receive cash of no less than $700,000 for the sale of the Company's preferred or common stock.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michel Bayan	Common Stock	43.24%
Jordan Zommick	Common Stock	39.01%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
DirecTech Labs, Inc. ("the Company") was incorporated on April 26, 2016 under the laws of the State of Delaware, and is headquartered in Santa Monica, California. The Company is an artificial intelligence platform focused on direct

selling companies, providing AI-based direct selling retention solutions that reduce sales rep and customer churn and increase sales.

DirecTech Labs Private Limited ("the Subsidiary") was incorporated on June 10, 2016 under the laws of the Republic of India, and is headquartered in Ghaziabad, India.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $423,000 in cash balances as of June 30, 2019. This equates to 3-6 months of runway, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $11,525,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	07/2017	Section 4(a)(2)	Convertible Note	$250,000	
Seed	12/2017	Section 4(a)(2)	Convertible Note	$1,100,000	
Seed	12/2017	Section 4(a)(2)	Convertible Note	$125,000	

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed 2 Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
N/A

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds to be used in operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $7,105 and $14,858, respectively, and are recorded under 'Accounts payable – related parties' on the consolidated balance sheets.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

<p style="text-align: center;">**SIGNATURE**</p>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Michel Bayan
(Signature)

Michel Bayan
(Name)

Founder, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michel Bayan
(Signature)

Michel Bayan
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

7/26/19
(Date)

/s/ Jordan Zommick
(Signature)

Jordan Zommick
(Name)

CTO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

7/26/19
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



DIRECTECH LABS, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

DIRECTECH LABS, INC.

Years Ended December 31, 2018 and 2017

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of DirecTech Labs, Inc.
929 Colorado Ave
Santa Monica, California 90401

We have reviewed the accompanying consolidated financial statements of DirecTech Labs, Inc. and its wholly-owned subsidiary DirecTech Labs Private Limited (together, the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses from inception. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
July 17, 2019

DIRECTECH LABS, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017
(unaudited)

		2018		2017
Assets				
Current assets				
Cash and cash equivalents	$	322,449	$	1,155,066
Accounts receivable, net		270,500		53,543
Prepaid expenses		117,261		7,754
Total current assets		710,210		1,216,363
Property and equipment, net		39,954		7,990
Deposits		15,114		1,958
Total assets	$	765,278	$	1,226,311
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued expenses	$	18,114	$	28,252
Accounts payable - related parties		7,105		14,858
Accrued interest		94,695		10,694
Deferred revenue		275,000		90,000
Total current liabilities		394,914		143,804
Convertible notes payable		1,455,000		1,350,000
Total liabilities		1,849,914		1,493,804
Commitments and contingencies		-		-
Stockholders' equity				
Common stock, 9,388,298. $0.0001 par value shares issued and outstanding at both December 31, 2018 and 2017		939		939
Additional paid-in capital		27,511		27,511
Accumulated other comprehensive income (loss)		4,379		(3,264)
Accumulated deficit		(1,117,465)		(292,679)
Total stockholders' equity		(1,084,636)		(267,493)
Total liabilities and stockholders' equity	$	765,278	$	1,226,311

See accountants' review report and accompanying notes to the financial statements.

DIRECTECH LABS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Revenue, net		
Service fees	$ 620,000	$ 90,000
Setup fees	150,000	50,000
Consulting fees	-	14,145
Other income	-	15,000
Total revenue, net	770,000	169,145
Cost of services	76,000	82,191
Gross profit	694,000	86,954
Operating expenses		
Payroll and related expenses	1,095,325	163,814
General and administrative	243,231	67,473
Professional fees	167,513	68,987
Travel	97,445	58,464
Rent	72,250	-
Marketing and advertising	48,964	12,293
Contracted services	9,009	-
Depreciation	4,783	1,676
Total operating expenses	1,738,520	372,707
Loss from operations	(1,044,520)	(285,753)
Other income (expense)		
Interest expense	(84,037)	(10,819)
Interest income	1,833	-
Hosting service credit	301,530	-
Foreign exchange gain (loss)	408	(1,120)
Total other income (expense)	219,734	(11,939)
Net loss before income taxes	(824,786)	(297,692)
Provision for income taxes	-	-
Net loss	(824,786)	(297,692)
Other comprehensive income		
Foreign currency translation differences	7,643	(3,264)
Total comprehensive loss	$ (817,143)	$ (300,956)

See accountants' review report and accompanying notes to the financial statements.

DIRECTECH LABS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2018 and 2017

(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance on December 31, 2016	8,750,000	$ 875	$ 7,575	$ 5,013	$ -	$ 13,463
Issuance of common stock for cash	638,298	64	19,936			20,000
Foreign translation adjustment					(3,264)	(3,264)
Net loss				(297,692)		(297,692)
Balance on December 31, 2017	9,388,298	939	27,511	(292,679)	(3,264)	(267,493)
Foreign translation adjustment					7,643	7,643
Net loss				(824,786)		(824,786)
Balance on December 31, 2018	9,388,298	$ 939	$ 27,511	$ (1,117,465)	$ 4,379	$ (1,084,636)

DIRECTECH LABS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (824,786)	$ (297,692)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	4,783	1,676
Changes in operating assets and liabilities:		
Accounts receivable, net	(216,957)	(53,543)
Prepaid expenses	(109,507)	(7,754)
Deposits	(13,156)	(1,958)
Accounts payable and accrued expenses	(10,138)	26,514
Accounts payable - related parties	(7,753)	9,707
Accrued interest	84,001	10,694
Deferred revenue	185,000	90,000
Net cash used by operating activities	(908,513)	(222,356)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(38,450)	(5,024)
Net cash used by investing activities	(38,450)	(5,024)
Cash flows from financing activities		
Proceeds from issuance of common stock	-	20,000
Proceeds from issuance of convertible notes	105,000	1,350,000
Net cash provided by financing activities	105,000	1,370,000
Effect of exchange rates on cash	9,346	(6,134)
Net increase (decrease) in cash and cash equivalents	(832,617)	1,136,486
Cash and cash equivalents, beginning	1,155,066	18,580
Cash and cash equivalents, ending	$ 322,449	$ 1,155,066
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

DirecTech Labs, Inc. ("the Company") was incorporated on April 26, 2016 under the laws of the State of Delaware, and is headquartered in Santa Monica, California. The Company is an artificial intelligence platform focused on direct selling companies, providing AI-based direct selling retention solutions that reduce distributor churn and increase sales.

DirecTech Labs Private Limited ("the Subsidiary") was incorporated on June 10, 2016 under the laws of the Republic of India, and is headquartered in Ghaziabad, India.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Indian Rupees, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain and loss of $7,643 and $3,264 for the years ended December 31, 2018 and 2017, respectively, and is recorded as other comprehensive income in the consolidated statements of operations and comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue from two primary sources: (1) setup fees for onboarding new customers and (2) services fees for use of the Company's platform. Setup fees are recognized as revenue upon completion of the setup process. Services fees are recognized on a monthly basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, The Company had $19,805 and $10,337 in money market accounts that are considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Deferred Revenue

Deferred revenue consists of cash received from customers for the prepayment of monthly service fees provided for access to the Company's platform. Revenue from these service fee is recognized in the month the services are provided.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $48,964 and $12,293 in marketing and advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the vesting period.

The Company accounts for stock-based compensation issued to non-employees in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of the purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the vesting period.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter C of the Internal Revenue Code. Under those provisions, the Company pays federal corporate income taxes on its taxable income.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and the State of California, each of which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open since the Company's inception.

The Subsidiary accounts for income taxes based on the provisions promulgated by the Indian Income Tax Department, which generally has a statute of limitation of 12-months from the date the return is filed.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforwards for years 2017 and prior begin to expire in 2036, and the net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2018, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2018	2017
Deferred tax asset:		
Net operating loss carryforward	$ 259,881	$ 56,899
Total deferred tax asset	259,881	56,899
Valuation allowance	(259,881)	(56,899)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In June 2018, the FASB issued Accounting Standards Update 2018-07 Compensation-Stock Compensation (Topic 718), which requires an entity to apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The new standard is effective for nonpublic companies for fiscal years beginning after December 31, 2019. The Company is in the process of evaluating the impact of ASU 2018-07 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through July 17, 2019, the date these financial statements were available to be issued.

In June 2019, the Company issued convertible promissory notes for cash proceeds of $350,000. The convertible notes bear interest at 6% per annum and mature two years from the issuance date. The notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $700,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 85% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.

In June 2019, the Company amended all outstanding convertible promissory notes to extend the maturity date to June 30, 2020. Additionally, the amendment lowered the definition of Qualified Financing to the Company receive cash of no less than $700,000 for the sale of the Company's preferred or common stock.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,117,465 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2018	2017
Leasehold improvements	$ 22,814	$ -
Furniture and equipment	23,599	9,666
	46,413	9,666
Accumulated depreciation	(6,459)	(1,676)
Property and equipment, net	$ 39,954	$ 7,990

Depreciation expense for the years ended December 31, 2018 and 2017, was $4,783 and $1,676, respectively.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses consist of the following at December 31:

	2018	2017
Hosting service credit	$ 75,699	$ -
Advanced tax payments	25,019	4,699
Refundable GST	16,543	3,055
Prepaid expenses	$ 117,261	$ 7,754

During the year ended December 31, 2018, the Company received 'credit' to use a technology infrastructure and hosting platform as a result of participating in the TechStars Accelerator program. The Company recorded a credit of $301,530 as a charge to other income during 2018, and expenses the credit as hosting costs on the platform are incurred. During 2018, the Company expensed $225,831 of the hosting service credit.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds to be used in operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $7,105 and $14,858, respectively, and are recorded under 'Accounts payable – related parties' on the consolidated balance sheets.

NOTE 6 – STOCKHOLDERS' EQUITY

At December 31, 2018 and 2017, the Company has 12,000,000, $0.0001 par value common shares authorized, with 9,388,298 shares issued and outstanding.

During the year ended December 31, 2018, the Company amended its articles of incorporation to increase authorized shares from 10,000,000 to 12,000,000. The Company issued 638,298 common shares for cash proceeds of $20,000 during the year ended December 31, 2017. No shares were issued during the year ended December 31, 2018.

As of December 31, 2018, the Company does not currently have preferred shares authorized for issuance.

NOTE 7 – CONVERTIBLE EQUITY SECURITIES

The Company issued a total of thirteen convertible notes payable for cash proceeds of $1,175,000 between July 2017 and January 2018. The notes bear interest at 6% per annum and mature two years from the date of issuance. The notes are convertible into preferred or common shares of the Company upon the following:

1. Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.

3. Upon maturity, holders may elect at any time to convert the outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the maturity valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. If not converted at maturity, the maturity date of the note extends one additional year.

The Company issued a total of three convertible notes payable for cash proceeds of $250,000 in July 2017. The notes bear interest at 5% per annum and mature two years from the date of issuance. The notes are convertible into preferred or common shares of the Company upon the following:

1. Upon the Company receiving cash of no less than $250,000 for the sale of the Company's preferred or common stock ("Qualified Financing"), the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid in the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the note holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of outstanding principal and interest.

3. Upon maturity, holders may elect at any time to convert the outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the maturity valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company issued a convertible notes payable for cash proceeds of $30,000 in January 2018. The note bears interest at 5% per annum and matures two years from the date of issuance. The notes are convertible into preferred or common shares of the Company under the same provisions as the three 5% convertible notes disclosed above.

Future minimum principal payments are as follows at December 31:

2019	$ -
2020	1,455,000
2021	-
2022	-
2023	-
	$ 1,455,000

The Company recognized interest expense of $84,037 and $10,819 during the years ended December 31, 2018 and 2017, respectively.

NOTE 8 – LEASE AGREEMENTS

The Company leases office space in Noida, India subject to a five-year lease agreement that terminates January 2023. For the years ended December 31, 2018 and 2017, the Company recorded rent expense of $27,375 and $0, respectively. Estimated future minimum expected lease payments are as follows at December 31:

2019	$	21,963
2020		23,061
2021		24,214
2022		25,424
2023		2,127
	$	96,789

The Company leases office space in Santa Monica, California on a month-to-month basis. For the year ended December 31, 2018 and 2017, the Company recorded rent expense of $44,875 and $0, respectively.

NOTE 9 – STOCK OPTIONS

The Company has reserved 1,250,000 common shares to be issued as stock options pursuant the Company's 2016 Stock Plan.

During 2018, the Company issued options to non-employees to purchase 442,333 shares of common stock at $0.03 per share. Of these options, 53,190 vests over three years, with 33% vesting one year from issuance and the remaining vesting ratably over the remaining period. The remaining 389,143 vests over four years, with 25% vesting one year from issuance, and the remaining vesting ratably over the remaining period. During 2017, the Company issued options to non-employees to purchase 403,190 shares of common stock at $0.03 per share. Of these options, 51,595 vests over three years, with 33% vesting one year from issuance and the remaining vesting ratably over the remaining period. The remaining 351,595 vests over four years, with between 25% and 37.5% vesting one year from issuance, and the remaining vesting ratably over the remaining period. At December 31, 2018 and 2017, vested stock options totaled 244,201 and 0, respectively. At December 31, 2018, there are 601,322 unvested stock options outstanding. No stock-based compensation was recorded in either December 31, 2018 or 2017, as the fair value of options award was deemed insignificant to the financial statements. The stock options issued and outstanding have no intrinsic value.

The options issued during the years ended December 31, 2018 and 2017 were valued using the Black Scholes Merton pricing model. There were no exercises of outstanding stock options during either year ended December 31, 2018 or 2017. Future issuances of stock options will be made from amounts reserved under the 2016 Stock Plan.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2016	-	$ -	-
Granted	403,190	0.03	10.0
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	403,190	$ 0.03	9.4
Granted	442,333	-	10.0
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	845,523	$ 0.03	8.7

NOTE 10 – FOREIGN OPERATIONS

As disclosed in Note 1, the Company's consolidated financial statements include the assets, liabilities, and operations of the Subsidiary. The summarized results of operations for the Subsidiary (in United States Dollars) are as follows as of December 31:

	2018	2017
Sales, net	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses	475,275	163,600
Loss from operations	(475,275)	(163,600)
Other income (expense)	798	(1,121)
Net loss before income taxes	(474,477)	(164,721)
Provision for income taxes	-	-
Net loss	$ (474,477)	$ (164,721)

NOTE 11 – CONCENTRATIONS

As of December 31, 2018 and 2017, 84% and 100% of total revenues were from four and two customers, respectively. At December 31, 2018 and 2017, 86% and 100% of accounts receivable are due from four and two customers, respectively.

EXHIBIT C
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Invest in DirecTech Labs

Platform helping businesses better leverage their gig workers, micro-influencers, and social sellers

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$1,000	$11,525,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

DirecTech Labs is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by DirecTech Labs without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

› Grew revenue over 350% in one year to 770k in 2018 (unaudited)

› Quadrupled product performance for customers from a 3.28% conversion rate to 14.8% between period Oct 2017 and March 2019.

› Our marquis customers (such as Plexus Worldwide, Modere, and Oriflame) are some of the largest in our first target market, with revenues up to $1.4B.

› Our product, Distro is live in 70+ countries and 24 languages with over 11mm data points in our database.

› Graduated from Techstars LA in 2017. Received two investments from Techstars Ventures.

Fundraise Highlights

› Total Round Size: US $2,000,000

› Raise Description: Seed

› Minimum Investment: US $1,000 per investor

› Security Type: Preferred Equity

› Pre-Money Valuation: US $11,525,000

› Target Minimum Raise Amount: US $1,000,000

› Offering Type: Side by Side Offering

We use AI, behavioral science, and interactive bots to make micro-influencers and gig workers more productive and successful, making their companies more efficient and valuable. We're doing it now in 85 countries and 24 languages.

Problem

Large enterprise software providers like Salesforce, Adobe, Oracle, and SAP are vying for market share in the $189B subset of the gig economy known as direct selling. But their systems are cramming square pegs into round holes, attempting to use the same technology that has worked for their e-commerce and _____ customers in a market that we believe needs unique solutions which maximize the unique asset direct sellers have that no other go-to-market channel has to offer: personal relationships their reps have with customers.

Solution

Highlights

Our product, Distro is helping customers better understand and motivate their independent reps and customers. Using the type of AI that is already driving billions for Netflix, Facebook, Amazon, and Google, we build deep behavior profiles about a company's customers and reps. Then we use those profiles to deliver value in two ways:

Overview

1. We deliver behavioral insights that directly affect customer strategies, helping them create more personalized training, promotions, and communications to reps and customers that result in deeper engagement and higher LTV.

Product & Service

2. We send hyper-targeted alerts to reps around the world alerting them to their customers and teammates who need their support now. We cut our teeth on alerting (via internal company CRM, email, and text) people who Distro predicts are in the last 30 days of their lifecycle, along with some tips on how to retain the person at risk. Now we're moving into other use cases and more deeply integrating with more of our customers' sales and marketing tech.

The Team

Annual contract value has nearly doubled in the last year and customers are beginning to expand their accounts with us. Over the last year, we've launched in 74 countries and quadrupled product performance and ROI for customers. Recently a customer earned $100K in new revenue in a weekend and $1M in 75 days.

Term Sheet

Prior Rounds

Market Landscape

Product & Service

Data Room

Product Overview

Customers begin with the core solution: **"Focus Alerts"** for retention. First, Distro predicts that a customer or rep is in the last 30 days of their lifecycle. Then Distro uses influencer scoring to select the rep that would be best suited to help the person at risk. It alerts that person with a personalized, interactive text message including tips on how to retain the customer. If they don't take action, Distro reminds them. If they continue to be unresponsive, Distro will escalate the alert to another rep, a corporate employee and (soon with a new module launch) to the company contact center to take action. It's all automated and results are tracked all the way to new revenue in the bank.

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The second element is the **Distro Dashboard:** This is where we segment the reps and customers into behavioral groups and give the company insight into how to create more engaging training, promotions, communication, and other programs for both reps and customers.

FAQs

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Business Model

We have a SaaS model. $18K-50K+ per month for the core module. $5K-10K per month for add-ons. Customer acquisition: Reach targets via content, digital & conferences, push leads to sales.

Traction to Date

- $145K MRR (4X growth from Q3 2018)

- Six of the largest global direct and social selling companies are now customers, including Plexus Worldwide, Oriflame, Kyani, Advocare, PM International, and Modere

- Product is live in 70+ countries and 24 languages

- Now working to expand product-market fit and are now expanding current accounts and ready to grow another 4X in 12 months

- CAC has been recovered in first month MRR

- ACV: ~Doubled in last 12 months

Roadmap

2019 | WhatsApp: Integrated with WhatsApp via Twilio's API. Multiple customers are currently considering adding this module. WeChat, FB Messenger, and others over time.

2019 -2020 | Onboarding: Focus Alerts system evolves into an interactive bot. It will onboard new customers and reps. As it is caring for them to be sure they receive products, are properly using them, and are taking personalized first steps into their new gig, Distro is also gathering goals, personality, etc. This new data will allow us to:

- Alert the company or a rep if something isn't going right.

- Improv Focus Alerts with more specific context on how to communicate with the rep or customer based on their personality profile (ie. Jane is an extrovert, so let her talk and tell you all about what's going on with her).

- This data also allows us to build more accurate and actionable predictions about reps and customers, creating more add-on modules and increasing performance and customer ROI.

- Once we've established market share in direct selling, we move to other gig verticals.

2020+ | Distro evolves into the brain that powers customer and rep interactions across a variety of channels with an empathetic chatbot that interacts on SMS, FB messenger, WhatsApp, Wechat, etc. and will even work with voice.

Testimonials

"The team at DirecTech Labs had us live and earning new revenue in 45 days. They are constantly enhancing their product based on corporate and field feedback, and more importantly, deep analytics to back up their work and claims. They've been one of the most responsive, innovative, and enjoyable partners I've worked with over 17 years in the industry." - Gareth Hooper, CIO of Plexus Worldwide

"Because of DTL we feel like we have the tool to help us stay relevant and move forward." - Sharif Sayed, Senior Dir., Operations of Advocare International

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

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Team Story

Accomplished executives have been innovating throughout their careers. CEO/Co-Founder, Michel Bayan's third company serving the target market. The first one exited to Ebay/Stubhub. He led marketing, sales, and product at another company, taking them from $1M to $4M in ARR in 15 months with $18M in booked contract value. Destiny had him meet CTO/Co-Founder, Jordan Zommick on the site FounderDating.com in 2015. Jordan has built new technologies for the military, one of the first online gaming platforms and most notably headed software at Las Vegas Sands, helping them scale from $1B to $30B, introducing CRM, loyalty programs and a retention program that brought billions in new revenue. VP, Product Performance, Scott Bell has 25 years in data in direct selling (built Herbalife's first BI system). VP, Product Will Ackerman led digital at Jafra ($400M) and brought American Media into digital. VP, Customer Experience, Travis Stock developed CX with major brands like Ride Aid and Tiffany & Co.

Founders and Officers



Jordan Zommick
CO-FOUNDER, CTO

PROFILE MENU

From Startups to the Fortune 500, Jordan has been leading development teams to bring new technology into various industries. Most notably, Jordan led software at Las Vegas Sands, helping them scale from $1B-$30B. There he developed their loyalty and retention systems which have driven billions in new revenue.

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Michel Bayan

CEO- CO-FOUNDER

Michel has had a passion for behavioral sciences since childhood, learning from his father, a pioneer in Psycho-Acoustics. DirecTech Labs is his third venture-backed startup. The first company introduced mobile CRM to the direct and social selling market and later exited to Ebay/Stubhub. At the second Michel led sales, marketing and product vision for another mobile company taking them from $1M to $4M ARR in 16 months. Michel's experience in the direct selling and gig marketplace is vast. He was a Real Estate agent, shares a six figure Airbnb business with his life-partner, Chloe who has also been an Uber driver, Turo Renter, and runs an Etsy Store. Michel has worked with many of the largest global direct selling enterprises over the past 9 years. He regularly speaks at global conferences and hosts CEOs and executives on the DirecTech Podcast.

Key Team Members



Travis Stock

VP, Customer Experience



Will Ackerman

VP, Product

Anoop Jain

VP, Development

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Michael Lanni

VP, Sales



Notable Advisors & Investors



Dave Wentz

Investor, Former CEO, Usana



Michael Kane

Investor, Managing Director, Caltius Capital

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Tom Mendell

Investor, Former Goldman Sachs Partner



Elliot Sainer

Investor, Behavioral Health Education, Executive & Investor



Techstars Ventures

Investor, Global Accelerator and Venture Fund



Chris Shonk

Investor, Managing Director, ATX Venture Partners





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Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $1,000,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $11,525,000
Option pool:	7.0%
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While DirecTech Labs has set an overall target minimum of US $1,000,000 for the round, DirecTech Labs must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to DirecTech Labs's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

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If Minimum Amount Is Raised

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● General Expenses   ● Development
● Marketing   ● Team Salaries

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of DirecTech Labs's prior rounds by year.



$12000000

$10000000

$8000000

$6000000

$4000000

$2000000

Pre-Seed (Convertible)   Other Seed 1 (Convertible)   Other Seed 2 (Convertible)   Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $250,000
Closed Date	Jul 17, 2017
Security Type	Convertible Note
Valuation Cap	US $3,000,000

Other

Round Size	US $1,000,000
Closed Date	Dec 20, 2017
Security Type	Convertible Note
Valuation Cap	US $6,000,000

Round Size	US $125,000
Closed Date	Dec 22, 2017
Security Type	Convertible Note
Valuation Cap	US $7,000,000

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Market Landscape


$1 500 000 000
$1 000 000 000
$500 000 000
$0
2014
2015
2016
2017

Direct Selling continues to grow, most strongly in Asia and Latin America. The US market has seen a slow down as pressures from e-commerce and new gig opportunities require companies to re-tool and find better ways to care for customers and reps.

What is Direct Selling and How Big is it?

Our first target vertical is the $189 Billion direct selling market. This is companies like Avon, Mary Kay, Stream Energy, some divisions of Unilever, Mars and LG, or Warren Buffet's company, The Pampered Chef. These companies use independent sales reps, most of whom treat it like a "gig". These reps promote the products and services to their online and local communities. They host events in their homes (dinner parties in the case of The Pampered Chef), or promote products online via Facebook Live, Instagram, etc. This is a powerful business model as it levers the most powerful form of marketing: Word of Mouth. These companies excel in customer acquisition and can achieve meteoric growth. The challenge is that the current tech landscape does not have competitive, data-driven offerings that help them keep the reps and customers they acquire.

How many companies are there?

We estimate there are about 5000 direct selling companies globally. The US Direct Selling Association estimates there are about 1100 in the USA alone. (1/5 of the market)

What's the Total Addressable Marketing?

In direct selling, we estimate a TAM of about $2.5B (see deck). As we move to the broader gig space, it gets larger with each new vertical we tackle.

Competition:

There are small players offering to build algorithms or send bulk text messages on behalf of companies. There are also big players like Salesforce, Adobe, SAP, etc vying for market share but still trying to make existing products for other channels work for direct selling. We are in a unique position to grab market share with a specialized solution.

Risks and Disclosures

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its direct selling sales monitoring software. The sales process involves educating customers about the Company's direct selling sales monitoring software, participating in extended direct selling sales monitoring software evaluations and configuring the direct selling sales monitoring software to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The company is raising at a $11.525MM pre-money valuation which is above average for a company at this stage in the life cycle. Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining its clients. Its clients may be able to seek price reductions from it when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house or if their financial situation has changed and they have determined they no longer need such services. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on its previous agreement with that client. This reduction in revenue could result in an adverse effect on its business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. If the Company is not successful in achieving a high rate of contract renewals on favorable terms or a client ends a contract prior to the end of the term, its business and results of operations could be adversely affected.

Our business has a concentration risk from our customers. We are a relatively new Company, and currently have very few customers. Only a few customers represent the majority of our revenues and accounts receivable. Specifically, as of December 31, 2018 and 2017, 84% and 100% of total revenues were from four and two customers, respectively. And, at December 31, 2018 and 2017, 86% and 100% of accounts receivable are due from four and two customers, respectively. Until we grow our business and expand our customer base, the loss of any customer could have significant effect on our revenues.

The Company forecasts project 100%+ growth in 1 year. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results,performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has only approximately $423,000 in cash balances as of June 30, 2019. This equates to 3-6 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any significant intellectual property, outside of a trademark for "Distro," and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from their pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's success is dependent on consumer adoption of direct selling sales monitoring software, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for theCompany's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for direct selling sales monitoring software is still evolving, and the Company depends on the continued growth of this market. It is uncertain whether the trend of adoption of direct selling sales monitoring software that the Company has experienced in the past will continue in the future

The founder's/management team is currently being paid salaries that are above average for a company at this stage in the life cycle. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. These higher salaries limit runway, and require the Company to raise more funds.

The Company does not have an employment contract in place with their key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if a key employee were to leave DirecTech, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company's existing investors have not waived their pre-emptive rights and may plan to exercise those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if though the Company has confirmed that it has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The company has a large number of convertible notes that may convert in this or future rounds. Because of this, there is a risk that investors could be subject to additional dilution, that the Company's operations could be restricted, or that the company or investors may relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The company is currently in conversations to receive $250,000 of debt. If they are successful in obtaining this debt, it would sit higher on the capital structure than this round of investors as well as the convertible note holders in the event of a liquidation.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $1,117,465 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. During the years ended December 31, 2018 and 2017, shareholders of the Company advanced funds to be used in operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $7,105 and $14,858, respectively, and are recorded under 'Accounts payable – related parties' on the consolidated balance sheets.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in DirecTech Labs

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by DirecTech Labs. Once DirecTech Labs accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to DirecTech Labs in exchange for your securities. At that point, you will be a proud owner in DirecTech Labs.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, DirecTech Labs has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now DirecTech Labs does not plan to list these securities on a national exchange or another secondary market. At some point DirecTech Labs may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when DirecTech Labs either lists their securities on an exchange, is acquired, or goes bankrupt.

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You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

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Other General Questions

What is this page about?

This is DirecTech Labs's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the DirecTech Labs's Form C. The Form C includes important details about DirecTech Labs's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

DIRECTECH LABS

Lifecycle Optimization in the 1099 Economy





THOUSANDS of Gigs

Underperformance & Churn Are Endemic

Uber

Etsy

REVLON

MARY KAY

kw ELITE
KELLERWILLIAMS REALTY

FARMERS
INSURANCE

The Pampered Chef

Unilever

Our Customers
$3.2B
Annual Revenue

+

They Have
23%
MoM Churn

+

If They Had…
ZERO
Recruits for
Five Months

= OUT OF BUSINESS

These statements reflect management's current views and are estimates meant for illustrative purposes. The companies featured on this slide represent examples of larger players in the gig economy that DirecTech is looking to target, but the Company does not have formal contracts or agreements in place with. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Square Pegs in Round Holes

Our targets spend millions with these big players only because they have to. Solutions tuned to e-commerce and retail don't quite fit because they don't account for gigs where real humans have a relationship with end consumers.













DIRECTECH LABS



We use AI and personalized messaging to help gig companies retain and engage workers, globally.





Human Instinct AI



HOW IT WORKS

Lifecycle Optimization with Distro®



STEP ONE

Enterprise customers setup automatic daily drop of data into our secure cloud


SEND DATA
DIRECTECH LABS
This page explains integration between your data and DISTRO
1. Flow Of Data
2. Structure Of Initial Data Files
3. First Prediction Report
4. Structure Of Response Data
5. Prediction Report With Accuracy
6. Structure Of Daily Incremental Data
7. File Transfer Mechanism
THE DATA FLOW BETWEEN A CUSTOMER AND DIRECTECH LABS
The data flow between a customer and DirecTech Labs will be achieved in five steps
** Please don't include any new line characters.
Initial Data Load by Customer
First Prediction Report by DirecTech Labs
Most Recent Six Months Data provided by Customer
Updated initial prediction report with actual, validated prediction accuracy

STEP TWO

Train AI with data & build Behavior Profiles



11 Million
Data Points in our Database Today

+350K
Added Per Month

- Psychographics
- Sales progress
- Engagement
- Influencer score
- Behavioral Segment
- Value Score

STEP THREE

Flag individuals who need attention & prescribe outcome.

Sally

- Will Churn
- Potential Top Producer
- Cancelled Subscription
- Unresponsive to alerts
- Just Joined





STEP FOUR

Distro tailors an interactive alert to Sally's Manager.

ALERT: SALLY NEEDS YOUR SUPPORT!

Hey Derek! Your team member **Sally** needs your support. Check in, help her earn
(Worker or Customer)

$250+ this month and I predict she'll be a **valuable member of your**
(Prescribed Outcome) (Future Value)

team. Please reach out at +1-310-895-9907. I sent you this message because her

direct manager took no action.
(Additional Context)

This example reflects management's modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

STEP FIVE

Measure Impact & ROI (new $ in bank)


DTL DASHBOARD
Michel Bayan
Santa Monica, California, US
Retention
Experiments
User polls
Markets
Michel
Retention
Set Date range:
Sep 2017 - Jan 2018
Choose Channel :
All selected (3)
Choose Country :
All selected (6)
Choose Segment :
All selected (9)
Go
Program Performance
Revenue Retained
To Date
5,417,820
Last Month
655,950
Reps Retained
To Date
9,680
Last Month
1,990
New Reps
To Date
2,680
Last Month
640
Reps Targeted
To Date
93,040
Last Month
35,210
% Conversion Rate (Retained / Targeted)
To Date
10.40
Last Month
5.65
Click here to view Reps Retained
Retention Conversions
All
Field
Corporate
65%
60%
Sent
Logged In
Viewed
Completed





STEP SIX

Continuously test and improve performance

Flag Individuals

Will Churn

Build Experiment

Measure & Learn

A/B Experiment Testing
- A/B Test Any Variable
  - Message
  - Channel
  - Recipient Influencer
  - Escalations, etc.
- Create Control Groups
- No Coding Necessary

Omni Channel

Distro gets the *right* message to the *right* person through the *right* channel


SMS
Hello Michel! Your customer Jane will likely stop ordering soon. Check in, help her experience the products and I predict she'll stay a valuable customer.
Reach out to Jane at +1-310-895-9907. Type STATS for a quick look at her profile. Type WHY if you want to know why I sent this to you.
This alert expires in 48 hours and will get sent to your upline. Go ahead and type DONE after you connect and I'll track your stats.
Jane's Stats: Preferred Customer
Most recent order: 1/1/2018 - 3 Activize Bottles
PV:1250
Autoship: None
Today
CONNECTING
DISTRO
Email
DIRECTECH LABS
Retention Alert
This valuable member has been predicted to quit. Please help them earn more commissions.
ID: AB123456789
Name: Brian Carthy
Value To Date: $500,621
Predicted Future Value: Very High
Please research in your back office for more details to help formulate a strategy on saving this person.
Thank you!
Today
LINE
salesforce
Messengers
In Development
CRM
Future
Mobile Apps
Future
Call Centers
Today

Summary

Focus Alerts: The right message to the right person at the right time.

Distro will use its behavior profiles (16 million + records to date) to flag customers and reps who need personalized attention now and:

1. Generate a personalized alert to the rep or designated corporate employee best suited to help.
2. If an alert recipient is unresponsive or the intervention unsuccessful, Distro will escalate to another rep, department, or channel.
3. Keep track of successes and $ in the bank as a result.
4. DTL performs regular A/B Testing to improve performance.

Insights Dashboard: unique insights into the behaviors of reps and customers with:

1. Metrics on the performance of Focus Alerts include new revenue (ROI) in the bank.
2. A Global Heat map (currently in 85 countries) to see where sales, retention, and churn are "hottest"
3. Reveals the qualities 9 behavioral segments that exist across reps and customers, enabling:
   1. More personalized communications
   2. The right training for the right person
   3. Protecting margins with smarter use of discount promotions
   4. Overall increase in Lifetime Value (LTV).



First Vertical

Direct and Social Selling: $189B Market

Obtainable Revenue for the entire market - $2.4B ARR



~5,000 Companies

117 M People (75% WOMEN) 2.6% YoY Growth

211 M Quit Annually

stella & dot — **JEWELRY**

Unilever — **CPG**

ISAGENIX Solutions to Transform Lives™, USANA Independent Associate — **WELLNESS**

REVLON, MARY KAY, ORIFLAME SWEDEN — **COSMETICS**

The Pampered Chef®, Tupperware® — **COOKWARE**

Stream — **ENERGY**

These statements on this slide reflect management's current views and are larger market estimates meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. The companies featured on this slide represent examples of larger players in the gig economy that DirecTech is looking to target, but the Company does not have formal contracts or agreements in place with.

What We've Accomplished in 1 Year

Increasing the LTV of Reps and Customers up to 10X.



$145K
SaaS MRR

4X
Revenue Growth

CAC Recovered
in 1 Month

$250K -$400K
Annual Contract Value

4X
Product Performance



Realized
Projected
MRR
$36K
$61K
$101K
$128K
$145 K
$190 K
$250 K
Q2 2018
Q3
Q4
Q1 2019
Q2 2019
Q3 2019
Q4 2019

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

*Case study available on request

Distro Works

Live in 85 Countries and 15 languages

Current Customer ROI To Date

$10.8 Million

$600-1400
Avg LTV Lift Per Retained

4X
Product performance in 3 quarters

40%
Lifecycles Extended by 12 mos

5-25%
6mo Customer Revenue Uplift

11 Million
Data Points in our Database

Up to 20%
Conversion Rate

1X renewal

Live Customers

2X renewals













Past performance may not be indicative of future results, and there can be no assurance that the future performance of any specific project, deployment, or use of the product will be equal to any corresponding indicated historical performance level(s).

Sparse Competition

We believe our targets spend millions with these big players because they have to.
Solutions tuned to e-commerce and retail vs gigs and social selling.



Provide Results
Provide Assistance
Internal Efforts
(Promos &
Comp plan changes)
DIRECTECH LABS
accenture
McKinsey&Company
salesforce
SAP
Prescriptive Insights
purepredictive
Human
AI/Data

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements



DIRECTECH LABS

Go to Market

Account-Based Marketing
We target specific individuals within target accounts with personalized content and engagement

Sales Cycle: 1-6 months
Based on size of account

Website
-SEO
-Thought Leadership
-Targeted Landing pages

Podcast
Interviews with top executives in the target market



One to One
-Email
-Cold Calling
-Hyper-targeted ads
-Team's personal network

Events
-Exec. Roundtables
-Webinars
-Conferences
-Workshops

Goals & Milestones



Use of Funds

- Comp 65%
- Dev 11%
- Marketing 11%
- G&A 13%

$1.3M raised to date

Grow 3-4X from today

Key Hires

- VP of Operations & Growth
- VP of Product & Platform
- Head of Sales
- Director of Marketing

Product Development

- Increase Performance
- Deepen Behavior Profiles
- Improve Customer ROI
- Add new KPI Driven Modules
- Dashboard 2.0

Expansion Plans

- Begin Tapping LATAM & Asia
- Develop Channel Partners
- 2 Tests with Customers Outside Direct Selling

LEADERSHIP TEAM



MICHEL BAYAN
Co-Founder & CEO

Direct Selling Expert &
Futurist

Mobile Pioneer

1 Exit



JORDAN ZOMMICK
Co-Founder & CTO

Fortune 500 Tech
Executive

Retention Systems w/
$Billions in ROI



MICHAEL LANNI
VP, Sales

Enterprise Sales
Leader



TRAVIS STOCK
VP, Cust Experience

Enterprise CX
Strategist



WILL ACKERMAN
VP, Product

Digital Strategy
Game Theory &
Behavior Design
Expert















Advisory Board

Dave Wentz
Former CEO of Usana ($1B)
Former Chair of DSEF




Steve Raack
Former COO, Beautycounter




Darren Fuji
Former CIO, CFO Isagenix ($1B)




John Ciasulli
Former COO, CSO of Uptake
Former VP at Lightbank




Robert Metcalfe
Neuroscientist, Behavior
Scientist, Economist






EXHIBIT E

Video Transcript

Exhibit E: DirecTech Labs Investor Video

Michel Bayan:

Hi everyone. I'm Michel Bayan the CEO and co-founder of DirecTech Labs. I'm going to tell you a little bit about how our product works.

First of all, let's understand that we all live in this personalized economy now. What does that mean? That means that all these companies that we interact with every day are using AI to create these kinds of psychological profiles about us. They break us into groups called segments of people similar to us and they use those segments and profiles to decide what sort of content and communications to send us that would keep us most engaged and give us the best quality of experience so we stay loyal buying and using their products for longer.

And this is what we do, but in the context of social selling and the gig economy. We gather data about these workers and their customers – their buying, selling, interacting with websites etc., and build our own unique type of psychological profiles about them and then we use those profiles to do a couple things. And this is how it's different from the companies that we showed you before.

Those companies have AI and they can use that AI alone, but social sellers have a competitive advantage that they have not leveraged yet, which is there's a real human being with a real relationship with their end customer and we can use AI to help that human being make that relationship more powerful and build a better experience for the sellers, for the reps, and for their customers.

And how do we do that? Well, we do it with our product called Distro, and here's how Distro works: Three different things to show you. First of all, Distro delivers really deep insight to the enterprise, we call it segmentation. We show companies a behavioral dashboard revealing these different behavioral segments that exist across their field, their sellers, and their customers. It'll totally change the strategy of how they communicate train promote etc. and making everything about how they treat their sellers and their customers much more personalized.

Then we get down to interacting with the gig workers or the social sellers themselves. We start by sending mostly text messages to them and the text messages work like this: Distro is like a robot. It's basically an intelligent bot that uses these profiles to send what we call focus alerts. So, for example, Distro would be able to predict that a customer who bought a bottle of vitamins yesterday likely did so for the last time. Or a seller who sold something yesterday will likely never sell again. So Distro alerts the independent rep responsible for that person with an interactive text message, or an email, or an alert, through the company's CRM. And that alert includes advice on what Distro recommends the rep can do to keep that person actively buying or selling for longer. And then we track the results of that for the company, and we can tell the company exactly how much money is in the bank because these alerts are going out and people are interacting with them.

Next is the first item on our roadmap, which is our onboarding module. Soon distro will be onboarding reps and customers as well. Gathering personality data about them that it can use to inform reps on how to build a stronger connection with their team members or their customers based on items like personality. So, a rep that's extroverted, open, and money focused is treated differently than one who is more introverted or skeptical and focused on helping others.

Currently our product is live in 74 countries and 24 languages, and we're doing this for six of the largest social selling companies in the world – having earned them now closer to nine million dollars in total ROI. We've been to deliver some really great metrics for them and we're really just getting started.

Here's a little bit about our team. We're a great team that combines a lot of social and gig economy experience, with Fortune 500 technologists, enterprise customer experience pros, and behavioral designers, and digital specialists. So, I hope you enjoyed this presentation. We hope to get the chance to get to know you better. Thank you, as always, for listening. All the best.